press release

Agreement between ArcelorMittal and NSSMC regarding joint venture to acquire Essar Steel India Limited

ArcelorMittal (The Company) has signed a joint venture formation agreement with Nippon Steel & Sumitomo Metal Corporation (NSSMC) in relation to its offer to acquire Essar Steel India Limited (Essar Steel). The Company’s subsidiary ArcelorMittal India Private Limited (AMIPL) submitted a Resolution Plan for Essar on 12 February, which outlined the intention to have NSSMC formally join its bid for Essar Steel. Should the submitted Resolution Plan be selected and formally accepted by India’s National Company Law Tribunal, ArcelorMittal and NSSMC would jointly acquire and manage Essar Steel.

In its Resolution Plan, AMIPL set out a detailed industrial and turnaround plan aimed at restoring Essar Steel’s fortunes, enabling it to realise its full potential and participate in the anticipated steel demand growth in India.

Commenting, Mr. Lakshmi Mittal, Chairman and CEO, ArcelorMittal, said:

“Partnering with NSSMC for Essar Steel was always our intention and adds further strength to our offer. Combining our experience and expertise creates a powerful partnership that has a proven track record - our rich history of positive collaboration dates back more than 20 years with three joint ventures in the US. We believe that together we can contribute our knowledge and technology to support a rapid turn-around in Essar’s performance, enabling it to increase production, enhance its product capabilities and make a meaningful contribution to the future growth of India’s manufacturing sector and the development of its economy.”

ArcelorMittal and NSSMC have operated I/N Tek and I/N Kote in Indiana, USA, under joint venture agreements since 1987. I/N Tek and I/N Kote are high-added value downstream steel finishing facilities which serve the automotive and domestic appliance markets.

More recently, in 2014, ArcelorMittal partnered with NSSMC on the acquisition of AM/NS Calvert, a state-of-the art downstream finishing facility in Alabama, USA. The facility, which opened in 2010 and has a 5.3 million tonne capacity, was the largest newly constructed steel facility in the US in 40 years but had failed to reach its potential. A major investment programme has been undertaken following the acquisition. The programme focussed on improving the facility’s finishing lines to enable the production of higher-added value steel products, including production of Usibor®, ArcelorMittal’s flagship advanced high-strength steel for the automotive sector, and increasing slab staging capacity and efficiency. These investments have helped to facilitate a rapid improvement in AM/NS Calvert’s performance: capacity utilisation rates have improved by over 20 per cent; shipments to the automotive sector more than doubled between 2015 and 2017; and productivity at the hot strip mill has increased by over 1 million tonnes since the acquisition.